Exhibit 99.1

Vital4, Raidiam, and RegSmart Join NICE Actimize’s
X-Sight Marketplace, the Industry’s First Financial Crime
Management Ecosystem

Partnering with the X-Sight Marketplace, three breakthrough technology firms offer capabilities in scalable due diligence data management, BSA risk assessments, and identity and access management

Hoboken, N.J., November 1, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that three new technology partners have joined the fast-growing X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem. X-Sight Marketplace helps financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment. The recent additions include Vital4, an innovative data solution provider in the AML/KYC market which enables businesses to identify individuals and entities which pose a financial crime risk; Raidiam, specialists in identity and authentication processes; and RegSmart, which collects and analyzes data based on the latest regulatory guidance and provides advice to manage regulatory risk.

X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial services organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

These new innovative partner organizations which are joining the NICE Actimize X-Sight Marketplace include:

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Vital4 provides global screening solutions to help organizations maintain regulatory compliance and mitigate third-party risk. As a cloud software platform made fast and powerful by proprietary machine learning technology, Vital4 was developed to bring the agility of SaaS services to enterprise compliance regimes and eliminate slow update cycles, shallow source pools and the human-error risks of manual legacy processes. Vital4 screens and monitors third-party relationships against thousands of global financial sanctions, watch lists, and politically exposed persons (PEP), and tens of thousands of news and media sources. “We welcome the opportunity to partner with the X-Sight Marketplace and NICE Actimize’s industry-leading AML solutions as we grow our global market,” said Kristin Stafford, Founder & CEO, Vital4. “We think the X-Sight Marketplace provides an important opportunity for customers to better manage their due diligence requirements while saving time and money and addressing operational risk.”

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Raidiam, an identity specialist, helps organizations transition to a modern, interoperable process of identity and authentication management; adopt an identity-centric approach and build the right reference architecture to support it; and create a single customer view to manage permissions and privileges efficiently and securely. Raidiam was founded by the leading architects who conceived the first platform to address Open Banking in the UK and were also key players in developing the OpenID Foundation Financial Grade API (FAPI) standard. “Raidiam accelerators, such as our Raidiam Connect Gateway, provide optimized routes of passage to meet regulatory challenges such as the eIDAS digital certificate challenge under PSD2,” said Barry O’Donohoe, Co-Founder and Partner, Raidiam. “We look forward to providing our approach, which integrates business value with IT needs, to the X-Sight Marketplace ecosystem.”

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RegSmart, which collects and analyzes data based on the latest regulatory guidance and advice, provides fully compliant BSA risk assessments and annual audits, “In a Box.” RegSmart’s SaaS based process systematically collects data, analyzes risk, and delivers real time, actionable information to decision makers. RegSmart-BSA Risk & Review begins with a comprehensive BSA Risk Assessment that meets the standards of the FFIEC BSA/AML Manual and the OCC Money Laundering Risk Assessment by evaluating every location, product, service, customer profile, and material operational area that affects BSA risk. The approach offers hundreds of mitigating controls customized to high risk products, services, and customers. It calculates categorical and institutional risk using its proprietary risk algorithm and provides plain language reporting of every major aspect of BSA risk. RegSmart’s Risk & Review includes a comprehensive 280 question BSA exam preparation/audit application (with a complete OFAC audit), that covers the 16 critical areas of BSA compliance including BSA Program Administration, CIP, eBanking, OFAC, Monetary Instruments, and Private Banking. “We are excited to partner with the X-Sight Marketplace, expanding our services to NICE Actimize’s base of AML customers,” said Mark Stetler, CEO, RegSmart. “Keeping up with the fast-paced regulatory environment is an exceptional challenge, and we look forward to integrating our regulatory and risk expertise into the X-Sight Marketplace platform.”

Technology providers, such as Vital4, Raidiam, and RegSmart, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“We welcome these three new partners to the Marketplace ecosystem, each offering their own value proposition to our customer network. We are excited that each of these new partners, which share our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

NICE Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.